

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Fernando Ramírez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278-280
Madrid, Spain 28046

> **Re: Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 1-10220**

Dear Mr. Ramírez Mazarredo:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

1. Key Information about Repsol YPF, page 1

1.   We note your statement on page two that "Under IFRS, Repsol YPF reflects excise and similar taxes on oil and gas production and/or sales as both expenses and income." Please tell us how you have applied the guidance in paragraph 8 of IAS 18, which indicates that the following are excluded from revenue, "Amounts collected on behalf of third parties such as sales taxes, goods and services taxes

and value added taxes." We note related disclosure on page F-36 that "As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes oil and gas production and/or sale."

3. Operating and Financial Review and Prospects, page 94

2.   We note your statements on page 98, with respect to your 25% total proved reserves reduction from that originally reported as of December 31, 2004, that "No restatement of the Repsol YPF's balance sheets or statements of income included in [your] statutory consolidated financial statements for prior years is necessary." We note similar disclosure on page F-55, where you state that "This adjustment of reserves did not have any effect on the depreciation and amortization charge for 2005, as a result of the application of the Group's accounting policies described in Note 3.4.c." We further note your disclosure on page F-55 that "Of these adjustments, (52%), 659 million BOE, relate to Bolivia, 509 million BOE (41%) relate to Argentina and 86 million BOE relate to the rest of the world." Given that 93% of these adjustments occurred in the geographical segment you define as ABB, representing approximately 38% of total assets at December 31, 2005, please provide us with a detailed analysis that supports your conclusion that there were no accounting consequences resulting from this reserve reduction, other than a net asset impairment charge of €23 million, by addressing the following:

- Expand your disclosures throughout your document to more fully describe the specific facts and circumstances which triggered the reserve revision and restatement. In this regard, we note your disclosure on page 188 indicating that you did not properly apply SEC rules for reserve determinations at all time from 1999 to 2004.

- Provide us with a schedule that lists, by country, the quantity of proved reserves on a field by field basis which were in place immediately prior to and after the reserve restatement for those fields affected by the restatement. Please quantify the carrying and fair values of each field immediately prior to and after the reserve restatement.

- Provide us with your quantitative analysis demonstrating the effect on depreciation, depletion and amortization (DD&A) and accumulated DD&A balances for all periods presented had the restated reserves been used to calculate DD&A expense.

- Compare and contrast the accounting effects regarding asset decommissioning obligations as a result of the reserve revisions, if any. For example, state whether revisions to estimates affecting decommissioning obligations were affected by the restatement and the related accounting impact.

3.6.2 Capital Investments and Divestitures, page 118

3.   We note your statement on page 120 that the amount of proceeds you present for divestitures "does not include the gain on the sale, which is accounted for as operating income, in accordance with the method used for transactions of this type and with standard practice in the industry in which the Group operates." Please tell us what method you use to record these types of transactions and what you mean by "standard practice in the industry in which the Group operates." In this regard, tell us if the standard practice used in this industry differs from that proscribed by IFRS or US GAAP.

8.4 Available Information, page 172

4.   Please note that our address is now 100 F Street, N.E., Washington, D.C. 20549.

12. Control Procedures, page 188

5.   We note your representation that your disclosure controls and procedures were effective as of December 31, 2005. Additionally, we note your disclosure in which you announced your reserve restatement on January 26, 2006 and the subsequent independent review of your reserves by the Audit and Control Committee. Please clarify for us whether or not your disclosure controls and procedures were changed as a result of the restatement.

6.   We note your disclosure indicates that "Other than as described above, there has been no change in Repsol YPF's internal controls over financial reporting." Please revise to clarify, if true, without such limiting language, that there *were* changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If changes were made subsequent to the period covered by the annual report, please describe the facts and circumstances that led to the changes and the nature of the changes that were implemented.

Consolidated Cash Flow Statements, page F-6

7.   Please tell us why you use "Profit from continuing operations before finance costs" as the starting point to adjust for the effects of transactions for operating activities. In this regard, we note paragraph 18(b) of IAS 7 defines the indirect method as a method "whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows."

(1.2) Adoption of International Financial Reporting Standards (IFRSs), page F-11

c) Asset impairment losses, page F-13

8.   We note your statement that "Under IFRSs, the calculation is made in a single stage: the discounted cash flows from the asset are compared with the carrying amount of the asset and, if the latter is higher, an impairment loss is recognized as an expense for the difference." Please confirm, if true, that the amount you compare to the carrying amount represents recoverable amount, as defined by paragraph 18 of IAS 36 or otherwise advise.

3.4) Property, Plant and Equipment, page F-24

9.   We note your disclosure indicating that you capitalize borrowing costs directly related to the acquisition or production of property, plant and equipment. Please clarify what you mean by "production" and expand your disclosure to specifically address when you commence, suspend and cease capitalization of borrowing costs in relation to your oil and gas, refining and storage infrastructure construction. Refer to paragraphs 20-29 of IAS 23. Additionally, please disclose how you define a "substantial period of time" to get an asset ready for its intended use and the types of assets used in your operations which typically qualify for this categorization.

c) ii. Recognition of Oil and Gas Exploration and Production Transactions, F-25

10.   Please clarify the nature of the costs included in acquiring "interests on exploration permits."

v) i. Recognition of Oil and Gas Exploration and Production Transactions, F-26

11.   We note your disclosure suggesting that you amortize investments in the acquisition of proved reserves on a method substantially similar to the units-of-production method in which you appear to use total proved reserves by field. If true, please explain why you believe it is more systematic and rational to amortize

development costs using total proved reserves as opposed to total proved developed reserves, or otherwise advise. Please quantify the accounting impact had you used proved developed reserves for IFRS and U.S. GAAP and cite the authoritative guidance supporting your use of a method substantially similar to the units-of-production method. Refer to paragraph 35 of SFAS 19 for U.S. GAAP.

(3.6) Goodwill, page F-27

12.   We note your disclosure with respect to impairment testing for goodwill that you allocate goodwill among cash-generating units and that "the recoverable amount thereof is estimated by discounting the estimate future cash flows from each unit;" and if "the recoverable amount of a cash-generating unit is lower than that of the discounted future cash flows, a loss is recognized." Please tell us how you have applied the guidance in paragraph 104 of IAS 36, which states that an impairment loss is recognized for a cash-generating unit "if, and only if, the recoverable amount of the unit (group of units) is less than the carrying amount of the unit (group of units)."

3.23) Revenue and expense recognition, page F-35

13.   Please tell us whether or not you earn revenue from royalties and expand your disclosure, if material, to explain how royalty revenue is recognized in accordance with IAS 18.

14.   We note your disclosure on page F-36 indicating that you reflect both the expenses and income associated with excise and similar taxes on oil and gas production and/or sales. Please describe to us in further detail the nature of these taxes and quantify these taxes to distinguish between taxes on production and taxes on sales. Additionally, briefly describe the related contractual arrangements, if any, associated with these taxes.

15.   Please expand your disclosures to indicate how you account for oil and gas over and under-lifts.

(3.24)_ Financial derivatives, page F-36

(c) Hedges of net investments in a foreign operation, page F-37

16.   We note your disclosure that "The hedges of net investments defined by Repsol YPF with mixed exchange rate and interest rate swaps are forward foreign exchange hedges and, therefore, the total change in the fair value of these instruments at the balance sheet date is recognized in equity." Please tell us how

you considered the guidance surrounding embedded derivatives as contemplated in paragraph 11 of IAS 39 given the components of the derivative financial instruments you describe.

17.   We note that you enter into long-term purchase and sale commitments as disclosed on page F-95. Please address the following:

- Tell us whether any of these contracts are denominated in currencies other than the applicable functional currency and whether or not the pricing terms are based on a price or a commodity or index other than the commodity being delivered.

- Clarify whether these contracts host embedded derivatives and how you have applied the guidance in paragraph 11 of IAS 39.

- Clarify for us whether these purchase and sale contracts may be net settled. Refer to paragraph 5 of IAS 39.

(4) Financial risk management and definition of hedges, page F-38

18.   Please tell us how you have complied with the disclosure requirements of paragraphs 34 through 42 of IFRS 7 or otherwise advise where such disclosure in made within the filing.

(9) Goodwill, page F-46

19.   Please expand your disclosure in footnote (4) to disclose the main events and circumstances that led to the recognition of impairment losses in accordance with paragraph 131(b) of IAS 36 or otherwise advise where such disclosure is made within the filing.

Testing goodwill for impairment, page F-47

20.   We note you have disclosed that you use a value-in-use model to determine the recoverable amounts of the goodwill allocated to your cash-generating units. Please expand your disclosure as required by paragraph 134(d) of IAS 36 or otherwise advise where such disclosure in made within the filing.

21.   We note your disclosure indicating that you identified cash-generating units based on the business to which they belong. Please expand your disclosure to clarify the unit or group of units within each business that you have identified cash-

generating units to which you attribute goodwill and the basis on which you have aggregated cash-generating units. Refer to paragraph 68 and 134(a) of IAS 36.

(10) Other intangible assets, page F-48

22.   We note that you have capitalized internally generated assets. Please tell us whether or not you have considered the guidance in paragraphs 51 through 67 of IAS 38 with respect to developing your accounting policy for recording internally generated intangible assets.

(12) Investments accounted for using the equity method, page F-50

23.   Please disclose the reasons why you believe you have significant influence for the companies identified on page F-51 in which you have an ownership interest of less than 20% as required by paragraph 37(c) of IAS 28 or otherwise advise where such disclosure in made within the filing.

(18) Preference Shares, page F-60

24.   We note your disclosure indicating that your preference shares include an "early redemption" feature which suggests that there is an explicit redemption date. Please expand your disclosures to clarify the specific redemption date and terms. In the event the preference shares do not require cash redemption, please clarify why you believe these instruments qualify for liability classification under IFRS and U.S. GAAP and cite the authoritative literature supporting your view. In this regard, we note your disclosure on page F-14 indicating that these instruments were classified as liabilities "in view of the obligation to pay dividends if the issuer reports a distributable profit." Refer to paragraphs 17 and 18 of IAS 32.

(21) Provision for pensions and similar obligations, page F-65

25.   Please include a narrative description of the basis used to determine the overall expected rate of return on assets, including the effect of the major categories of plan assets in accordance with paragraph 120A(l) of IAS 19 or otherwise advise where such disclosure in made within the filing. In addition, please address the disclosures required by paragraph 120A(o) of IAS 19.

(23) Obligations under finance leases, page F-69

26.   Please tell us how you have complied with the disclosure requirement of
        paragraph 31(a) of IAS 17.

(25) Tax matters, page F-70

27.   Please provide an explanation of the relationship between tax expense (income)
        and accounting profit in either of the forms prescribed by paragraph 81(c) of IAS
        12 or otherwise advise where such disclosure is made within the filing.

(28) Finance income and costs, page F-77

28.   Please tell us what type of expense is recorded in the line item Expenses relating
        to preference shares.

(31) Business combinations, page F-80

29.   Please expand your disclosure under this heading to describe the factors that
        contributed to a cost that results in the recognition of goodwill as contemplated by
        paragraph 67(h) of IFRS 3 or otherwise advise where such disclosure in made
        within the filing.

30.   Additionally, please reconcile for us the increase in goodwill from December 31,
        2004 to December 31, 2005.

(37) Contingent liabilities and obligations, page F-93

31.   With respect to the asset swap with Petrobras, we note your statement that "The
        accompanying consolidated financial statements include all the accounting effects
        for the Group of the terms of this Agreement." Please explain what accounting
        effects you have recognized for this asset swap and expand your disclosure as
        necessary so that the reader understands the implications of this Agreement on
        your financial statements.

32.   We note your statement on page F-106 that "The Company's directors consider
        that the provisions recorded adequately cover the risks arising from the
        contingencies described above." Please confirm, if true, that the amounts
        recognized as provisions for the contingencies described represent the best
        estimate of the expenditure required to settle the present obligation at the balance
        sheet date as contemplated by paragraph 36 of IAS 37 or otherwise advise.

(38) Derivative transactions, page F-106

(38.1) Fair value hedges, page F-106

33.   Please tell us how you have complied with the disclosure required by paragraphs 24 and 27 of IFRS 7.

(38.2) Cash flow hedges, page F-107

34.   Please tell us where you have disclosed the information required by paragraph 23 of IFRS 7.

(40) Fees Paid to the Auditors, page F-114

35.   Please expand your disclosures to describe in detail and separately quantify the "other services" rendered by your auditors. Refer to Item 16C(d) of Form 20-F.

(42) Differences Between IFRS and U.S. GAAP, F-116

(16) Compensation arrangements, F-127

36.   We note your disclosure stating that you have used "The quote of the Repsol YPF share at December 31st …" as a component assumption in applying the Black-Scholes option pricing model in valuing medium term incentive awards. Please clarify whether December 31, 2005 and 2004 were the dates the incentive awards were granted or tell us how you concluded these were the appropriate dates for measuring compensation cost in accordance with U.S. GAAP.

37.   We note your disclosure indicating that you attribute expense associated with share based payments on a straight-line basis for the term remaining until the end of the plan. Please explain how this accounting differs from attributing expense over the period for which services are performed and quantify the accounting effect, if any, for each period presented. Refer to paragraph 30 of SFAS 123.

Additional Disclosures Required Under U.S. GAAP, page F-131

g) FIN 46, page F-134

38.   We note your disclosure indicating that you have determined that Repsol International Capital ("RIC") should be deconsolidated. Please clarify for us how you arrived at this conclusion. In this regard, we note your disclosure on page F-171 appears to indicate that you own and control 100% of the interest in this subsidiary. Additionally, please provide us with your analysis supporting that Repsol YPF, S.A. is not the primary beneficiary of RIC, as defined by paragraph 2(d) of FIN 46(R).

<u>Supplementary Information On Oil and Gas Exploration and Production Activities, page F-155</u>

<u>General</u>

39.   Please expand your disclosures to separately present reserve quantities, capitalized costs, costs incurred, results of operations and the standardized measure of discounted future net cash flows for entities accounted for by the equity method for U.S. GAAP purposes, or tell us why you believe this disclosure is not required. Refer to paragraphs 14(c), 20, 23, 29, and 32 of SFAS 69

<u>Present value of future net income, page F-164</u>

40.   Please revise your caption of "Present value of future net income" to "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities" as this item is specifically defined under SFAS 69 and is not intended to represent a measure of future net income.

41.   Please remove the subtotals of "Future net cash flows before taxes" as this item is not an explicit component of the standardized measure of discounted future net cash flows. Refer to Illustration 5 of SFAS 69.

<u>Engineering Comments</u>

<u>Risk Factors, page 3</u>

<u>Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia…..page 6</u>

42.   You report on May 1, 2006 by Supreme Decree Bolivia nationalized all natural hydrocarbon resources and they will take control and direction of production, transportation, refining, storage, and distribution of all hydrocarbons. Please tell us the current status of your production sharing agreements in Bolivia and if you will be able to participate in the oil and gas industry in Bolivia in the future.

<u>Operations, page 17</u>

<u>Oil and Gas Reserves, page 18</u>

43.   You state that the reserves in all production areas were externally certified by
        independent engineers. Please tell us the meaning of "certified."

44.   You state that the gas condensate reservoir of Loma La Lata-Sierras Blancas had
        originally been booked on the basis of a computer reservoir simulation model.
        Please tell us the extent of testing and production history data you had at the time
        of the completion of the model and the booking of the reserves as proved.   Please
        tell us the recovery factor you used and if you based it on the results of the
        simulation. You indicate that these reserves had been "certified" by an
        independent engineer at the time they were booked as proved.   Please provide to
        us the letter or report by the independent engineer that so "certified" these
        reserves.

45.   Please revise your filing to include production costs per unit of production.

Exploration, Development, Acquisitions and Production, page 29

Peru, page 38

46.   It appears that your reserve to production life in Peru is over 250 years. Please
        explain to us the justification for booking so many reserves as proved when
        production is so low.

Repsol YPF reinforces its presence in the Gulf of Mexico, page 124

47.   You state that additional phases for the Southern Flank of the Shenzi field include
        the completion of oil-bearing shallower reservoirs and water injection. Please tell
        us how many reserves have been attributed to this field and how many reserves
        you attributed to each of the aggregate of the shallower reservoirs and then to
        water injection. Finally, tell us the recovery factor you assumed for the
        attribution of proved reserves and the basis for that assumption.

Financial Statements

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-155

Results of Oil and Gas Production Activities, page F-156

48.   Your footnote indicates that production costs include royalties. Please tell us the nature of these royalties and why you believe that they represent a production expense under IFRS and US GAAP. It is our understanding that the payment of royalty is payment of oil that is not net to you and therefore, should not be reported as your revenue or reserves. Please tell us if your reported oil and gas production and revenues are gross or net of royalties. We may have further comments. Refer to paragraph 24 of SFAS 19 for US GAAP.

49.   Please tell us if all of your proved reserves are re-determined every year.

50.   Please tell us how much of your reserve restatement in each of the years 2003, 2004 and 2005 was due to increasing oil and gas prices causing a reduction of the reserves from your production sharing agreements.

Present Value of Future Net Income, page F165

51.   In future filings please include a separate line item for future development costs if they are significant.   See FASB 69 paragraph 30b for guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721, Jonathan Duersch at (202) 551-3719, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director